Exhibit 99.1

Park City Capital Calls on Adcare Health Systems, Inc.

CEO Bill McBride to Resign due to Resume Falsification

DALLAS, TX, April 4, 2017 – Park City Capital, LLC, the owner with its affiliates of approximately 6.1% of the stock of Adcare Health Systems, Inc. (NYSE MKT: ADK), calls on Adcare Chairman and CEO William McBride to immediately resign from all positions with Adcare due to his resume falsification committed against the company.

At the time of his hiring, McBride represented that he has an MBA from UCLA. Adcare has made the following public disclosures under McBride’s supervision:

▪	On October 13, 2014, Adcare issued a press release announcing McBride’s appointment as CEO. The press release stated that “Bill is a graduate of the University of California Los Angeles (UCLA) with an undergraduate degree in Economics and a Master’s in Business Administration.”

▪	The biography of McBride on Adcare’s website (until it was revised on March 31) stated the following: “Mr. McBride is a graduate of the University of California Los Angeles (UCLA) with an undergraduate degree in Economics and a Master’s in Business Administration.”

▪	Adcare filed a Form 8-K with the SEC on October 17, 2014 that included as an exhibit the above press release stating that McBride has an MBA from UCLA.

Based on third party research commissioned by Park City and another party, McBride does not have an MBA from UCLA. Our third party researcher contacted UCLA, which reported that it has no records of McBride earning an MBA at UCLA. Since McBride was confronted with this information by Park City, he has not denied or refuted the resume falsification.

As of today, SB Aircraft Management, a company founded and owned by McBride, reports on its website (http://www.sbaircraftmanagement.com/owners.html) in a biography for McBride that he “graduated from the UCLA Business School.” Additional references to McBride’s falsely claimed MBA from UCLA can be found throughout public sources on the Internet. It appears that McBride has a long history of falsely claiming that he has an MBA from UCLA.

Significantly, Adcare’s stock has declined approximately 74.0% under McBride’s tenure as CEO. The closing price of Adcare’s stock on October 10, 2014, the last trading day prior to McBride’s announcement as CEO, was $4.49. The closing price of Adcare’s stock on April 3, 2017 was $1.15.

Adcare failed to file its Annual Report on Form 10-K for its 2016 fiscal year with the SEC by the due date of March 31, 2017. In its Notification of Late Filing made yesterday, Adcare stated:

“On April 2, 2017, the Board established an independent committee of the Board…to conduct an internal investigation with respect to the circumstances surrounding the inaccurate representation of Mr. McBride’s educational credentials and related matters….The Company will not be able to file its Annual Report until the Special Committee completes the Internal Investigation and the Annual Report is finalized as appropriate. As a result of the delay in filing the Annual Report, the Company is not in compliance with covenants under certain of its debt agreements that require the delivery of the Company’s 2016 audited financial statements by March 31, 2017.”

Park City calls on Adcare to cease the delay that is causing harm to the company and take immediate action to remove McBride as the principal executive officer in charge of the company’s business operations and public disclosures. If McBride does not resign immediately, we believe the Adcare board should terminate him.

Park City urges shareholders of Adcare to express their views on this matter directly to the Adcare board. If you would like to speak with Michael J. Fox of Park City regarding this matter, we urge you to contact him at 214-855-0801.

Contact:

Michael J. Fox

Park City Capital, LLC

214-855-0801